

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

John Yozamp
Chief Executive Officer
Expion360 Inc.
2025 SW Deerhound Avenue
Redmond, OR 97756

>   **Re: Expion360 Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Filed December 17, 2021**
>   **CIK No. 0001894954**

Dear Mr. Yozamp:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Market Data, page ii

1.   We note the first sentence of this section. In each instance throughout the prospectus where you cite data, please indicate the source of the data. In addition, please tell us whether you commissioned any of the third-party data included in your registration statement, and if so whether you are required to file any consents pursuant to Rule 436.

Prospectus Summary, page 1

2.   Please provide quantitative and qualitative support for the statement that you are an "an industry leader" for both lithium battery manufacturing and supporting accessories for recreational vehicles and your "success" in the industry. Also provide support for the

assertion that you are "currently positioned to lead" the rapid market conversion from lead-acid to lithium batteries as the primary method of power sourcing. Finally, expand to explain how your true 12-year warranty is an industry "game-changer."

3.   Provide support for the assertions that your batteries have a lifespan of 12 years three to four times that of lead-acid batteries and with ten times the number of charging cycles, and that your typical battery provides three times the power than the typical, lead-acid battery despite being half the weight.

4.   Please expand to discuss the nature of your partnerships with Camping World, Electric World, Patrick Distribution, and NTP-STAG. Disclose whether you have binding agreements with these entities, and if so discuss the terms of those agreements and provide an analysis of whether you should file any agreements as exhibits. Please also clarify the nature of your "planned partnerships" with Meyer Distributing and Land 'n Sea, and your "plan to begin" partnerships with Lewis Marine Supply, Northern Wholesale Supply, and Lorenz and Jones, such as whether you have binding agreements, LOIs, MOUs or other arrangements with these entities.

Risk Factors, page 6

5.   You disclose on page 18 that you had total liabilities of $2,966,100 as of December 31, 2020; however, per your balance sheet on page F-4, you had total liabilities of $2,984,058 as of December 31, 2020. Please revise your disclosure to address this apparent discrepancy.

Use of Proceeds, page 20

6.   You disclose that you currently intend to use a portion of the net proceeds for the repayment of indebtedness. Please tell us what consideration you gave as to whether pro forma information, including pro forma earnings per share, should also be provided related to the repayment of indebtedness. Refer to Rule 11-01(a)(8) of Regulation S-X for further information.

Financial Information, page 25

7.   Please ensure that all amounts presented on page 27 agree to the amounts presented on your audited statements of operations on page F-5. As currently presented, there are several amounts on page 27 that do not agree to the corresponding amounts on page F-5.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

8.   Please review all percentage changes that you have disclosed throughout MD&A, as it appears to us that the vast majority have not been presented accurately. For example, you disclose on page 33 that sales for the nine months ended September 30, 2021 increased by 278.3% compared to the nine months ended September 30, 2020. It appears that sales for

the nine months ended September 30, 2021 actually increased by 178.3%, not 278.3%, compared to the nine months ended September 30, 2020.

9.   You disclose on page 35 that sales for the year ended December 31, 2020 increased compared to the year ended December 31, 2019. Based on the amounts presented on your audited statements of operations on page F-5, sales for the year ended December 31, 2020 actually decreased compared to the year ended December 31, 2019. Please revise your disclosure to address this apparent discrepancy.

Liquidity and Capital Resources, page 36

10.   Please enhance your disclosure on page 37 to also discuss the changes in your operating, investing, and financing cash flows as depicted in your statements of cash flows for the nine months ended September 30, 2021 and 2020 in accordance with the SEC Interpretive Release No. 33-8350.

Competitive Strengths
Supply Chain, page 48

11.   We note the statement that "The following article provides more insight into how lithium is used across various markets…" Please provide the source of the article and clarify which parts of your prospectus constitutes the article, and which parts are your own disclosure. Please also clarify the two references to "[t]he following link" as we could not find the links.

Executive Compensation, page 55

12.   Please update your compensation disclosure as of the fiscal year ended December 31, 2021. See Item 402 of Regulation S-K.

Transactions With Related Persons, Promoters and Certain Control Persons, page 61

13.   Please provide the disclosure required by Item 404(b) of Regulation S-K.

Registration Rights, page 64

14.   Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Experts, page 74

15.   Given the fact that your financial statements as of and for the nine months ended September 30, 2021 have actually not been included in reliance upon the report of M&K CPAS PLLC, please revise your disclosure to only make reference to your financial statements as of and for the years ended December 31, 2019 and 2020.

Balance Sheets, page F-4

16.   We note, per your audited balance sheet as of December 31, 2019, that you had total current liabilities of $-204,154. Please confirm, if true, that you actually had a contra current liability balance of $-204,154 as you indicate on page F-4; otherwise, revise your presentation to state that you had total current liabilities of $204,154 as of December 31, 2019.

Statements of Operations, page F-5

17.   We note that your audited statements of operations for the years ended December 31, 2020 and 2019 do not sum to the correct amounts. As currently presented, the amounts for gross profit, loss from operations, loss before taxes, franchise taxes, net loss, and net loss per membership unit all appear to be inaccurately presented. Please perform a comprehensive review and correct your audited statements of operations as needed. In doing so, please ensure that you also correct all related disclosures presented in MD&A and the footnotes to your financial statements, as applicable.

Statements of Cash Flows, page F-7

18.   You appear to have presented borrowings on your line of credit and short-term revolving loans net of payments on pages F-7 and F-31. Please tell us how such a presentation is consistent with ASC 230-10-45-7 through 9 or revise your presentation accordingly.

Note 2. Summary of Significant Accounting Policies
Concentration of Major Customers, page F-12

19.   We note your disclosure that sales to four customers comprised approximately 57% of total sales for the year ended December 31, 2020. We further note that sales to two customers comprised approximately 30% of total sales for the year ended December 31, 2019. With reference to ASC 280-10-50-42, please disclose here and on page F-37 the total amount of revenue from each customer who represented more than ten percent of revenue for each period presented in the notes to your financial statements.

Note 12. Commitments and Contingencies, page F-20

20.   You disclose on page F-21 that your total lease liability was $221,248 as of December 31, 2020; however, you also disclose on page F-21 that your total lease liability was $248,470 as of December 31, 2020. Please revise your disclosure to address this apparent discrepancy.

Note 15. Subsequent Events, page F-22

21.   We note that you revoked your election to be taxed as an S Corporation and converted to a C Corporation effective November 16, 2021. As such, please tell us what consideration you gave to SAB Topic 1:B.2.

Recent Sales of Unregistered Securities, page Item15

22.   Indicate the section of the Securities Act or the rule of the Commission under which
exemption from registration was claimed and state briefly the facts relied upon to make
the exemption available. See Item 701(d) of Regulation S-K.

General

23.   We note that your forum selection provision in Article X of your Articles of Incorporated
filed as Exhibit 3.1 identifies the Nevada Eighth Judicial District Court of Clark County
Nevada as the exclusive forum for certain litigation, including any "derivative action."
Please disclose whether this provision applies to actions arising under the Securities Act
or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates
exclusive federal jurisdiction over all suits brought to enforce any duty or liability created
by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits
brought to enforce any duty or liability created by the Securities Act or the rules and
regulations thereunder. If the provision applies to Securities Act claims, please also revise
your prospectus to state that there is uncertainty as to whether a court would enforce such
provision and that investors cannot waive compliance with the federal securities laws and
the rules and regulations thereunder. If this provision does not apply to actions arising
under the Securities Act or Exchange Act, please also ensure that the exclusive forum
provision in the governing documents states this clearly, or tell us how you will inform
investors in future filings that the provision does not apply to any actions arising under the
Securities Act or Exchange Act.

24.   In the Alternate Pages for the Resale Prospectus, please revise to disclose a fixed price (or
a range) at which the selling stockholders will sell their shares until the securities are
quoted on the Nasdaq, after which the securities can be offered and sold at prevailing
market prices or at negotiated prices.

You may contact Jeff Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please
contact Erin Donahue at 202-551-6001 or Anne Parker at 202-551-3611 with any other
questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing